EXHIBIT 99.1

T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

September 28, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

AVINO ASSAYS UP TO 0.80 M OF 5,522 G/T AG & 1.304 G/T AU AT SAN GONZALO

Avino Silver and Gold Mines (“Avino”) is pleased to provide an update of the ongoing underground development at its San Gonzalo project at the Avino property in Durango, Mexico.

Avino’s mine contractor DMG have been driving two declines, the upper level 1 (2306m elevation) and lower level 2 (2260m elevation). Both levels intersected the San Gonzalo vein, Level 2 has intersected the San Gonzalo vein and a splay vein.  These are known as San Gonzalo vein 1 and San Gonzalo.  They are shown on a plan map on Avino’s website.

DMG drifted along both San Gonzalo and San Gonzalo 1 on both levels 1 and 2.  To the northwest both levels broke in to the old San Gonzalo workings and DMG are now driving a raise to connect the two levels.

Avino is pleased with the mineable widths and excellent grades found to date on SG1 in our underground development program

Avino has now outlined the areas on the San Gonzalo vein 1 where stope preparation for production will commence in the next few days. As shown on the plan map on Avino’s website these are from west to east.

Length along vein (metres)	Width (metres)	Gold (g/t)	Silver (g/t)	Lead (ppm)	Zinc (ppm)	Copper (ppm)
21.04	2.83	1.146	394	3580	3112	502
(includes sample 146299 Line 19)
	0.80	1.304	5523	4330	944	833
(includes sample 156260 Line 11)
	0.75	0.792	1965	14300	6740
(includes sample 156238 Line 9)
	0.70	1.731	1652	11600	3257
27.24	2.41	1.231	342	4999	2202	442
(includes sample 155633 Line 12)
	0.90	0.960	1093	6990	1980
11.37	1.61	1.752	532	9651	11438	1605
(includes sample 155679 Line 18)
	0.80	1.798	2054	3040	1070

The full sampling results can be viewed on Avino’s website.

Samples are from channels cut across the San Gonzalo 1 vein.  The samples were assayed by Inspectorate Labs.  Samples were crushed and ground in Durango with pulps assayed in Richmond BC using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver. Aqua Regia digestion and ICP for base metals.

Once shrinkage stopes are operating these areas will supply feed for a 10,000 tonne bulk sample. Avino’s 250 tonne per day circuit in the mill has been operating on stockpiled ore from the main vein for approximately 6 months and is ready to receive feed from the San Gonzalo development.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.